QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

RCM TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Outstanding Options to Purchase RCM Technologies, Inc.
Common Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

749360400
(CUSIP Number of Class of Securities of Underlying Options to Purchase Common Stock)

Leon Kopyt
President and Chief Executive Officer
RCM Technologies, Inc.
2500 McClellan Avenue, Suite 350
Pennsauken, New Jersey 08109-4613
(856) 486-1777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
 Richard A. Silfen, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103-2921
(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,228,630.97	$423
*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,328,273 shares of common stock of RCM Technologies, Inc. will be exchanged for (i) 607,945 shares of common stock of RCM Technologies, Inc. having an aggregate value of $3,130,916.75 (based on the September 26, 2003 closing price per share) and (ii) cash consideration of $2,097,714.22. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rules 0-11(b) and 0-11(a)(4) and Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1 million of the value of the transaction.

**
Previously paid.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on September 30, 2003, is the final amendment to the Schedule TO relating to our offer to exchange certain options for shares of our common stock and cash consideration. This Amendment No. 1 reports the results of the offer and amends and supplements the Schedule TO.

        The responses to the items of the Schedule TO are hereby amended and supplemented as follows:

Item 4. Terms of the Transaction.

        Item 4(a) of the Schedule TO is hereby amended to add the following sentences:

        The offer expired at 5:00 p.m., Eastern time, on Thursday, November 13, 2003. Subject to the terms and conditions of the offer, RCM Technologies, Inc. accepted for cancellation options to purchase approximately 1,327,973 shares of its common stock and will promptly (i) issue 607,777 shares of its common stock and (ii) pay approximately $2,565,427 of cash consideration in exchange therefor. The options accepted for cancellation represent approximately 99.98% of the shares of common stock underlying all old option grants eligible to be exchanged.

Item 12. Exhibits.

        Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(5)	Text of e-mail communication to be delivered to exchange offer participants.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Tender Offer Statement on Schedule TO is true, complete and correct.

RCM TECHNOLOGIES, INC.
Date: November 13, 2003	By:	STANTON REMER Stanton Remer Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
(a)(5)	Text of e-mail communication to be delivered to exchange offer participants.

QuickLinks

Introductory Statement
SIGNATURE
EXHIBIT INDEX